Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 171-A-I dated July 29, 2009	Term Sheet to Product Supplement No. 171-A-I Registration Statement No. 333-155535 Dated July 31, 2009; Rule 433

Structured Investments	$ Autocallable Index Knock-Out Notes Linked to the Russell 2000® Index due May 6, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a fixed Call Premium of 10.00% if, on any one of the weekly Review Dates, the closing level of the Russell 2000® Index is at or above the Call Level and who anticipate also that the closing level of the Index will not decline, as compared to the Initial Index Level, by more than 18% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing level of the Index declines, as compared to the Initial Index Level, by more than 18% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the closing level of the Index does not decline, as compared to the Initial Index Level, by more than 18% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 2.00% and (b) the Index Return. Your maximum gain on the notes will be limited to the Call Premium of 10.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is August 10, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 6, 2010†.
  Minimum denominations of $10,000 and integral multiples $1,000 in excess thereof.
  The notes are expected to price on or about July 31, 2009 and are expected to settle on or about August 5, 2009.

Key Terms

Index:	The Russell 2000® Index (the “Index”)
Automatic Call:	If the closing level of the Index on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below.
Call Level:	110% of the Initial Index Level for each Review Date.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a Call Premium Amount equal to $1,000 x the Call Premium of 10.00%.
Payment at Maturity:

If the notes are not automatically called and a mandatory redemption is not triggered, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.

If the notes are not automatically called and a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the notes are not automatically called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level has declined from the Initial Index Level.

If the notes are not automatically called and a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?” in this term sheet.

Because the Call Level is equal to 110% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 10.00%. Accordingly, whether or not your notes are automatically called, the return on your investment will not exceed 10.00%.

Contingent Minimum Return:	2.00%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by a percentage equal to or greater than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	18%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The closing level of the Index on the pricing date.
Ending Index Level:	The closing level of the Index on the Observation Date.
Review Dates:	The first business day of each calendar week†, commencing August 10, 2009 and ending on the Observation Date.
Observation Date:	May 3, 2010†
Maturity Date:	May 6, 2010†
CUSIP:
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Automatic Call” and “Description of Notes — Payment at Maturity,” as applicable, in the accompanying product supplement no. 171-A-I.

Investing in the Index Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 171-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. 171-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

July 31, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 171-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 171-A-I dated July 29, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 171-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 171-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003019/e36094_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 80% to -100%. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 550 and a Call Level of 605 and reflect a Knock-Out Buffer Amount of 18.00%, the Contingent Minimum Return of 2.00% and the Call Premium of 10.00%. The actual levels and percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the examples have been rounded for easy of analysis.

If Not Automatically Called				If Automatically Called

Ending Index Level	Index Return	Total Return if Knock Out Event Has Not Occurred(1)	Total Return if Knock Out Event Has Occurred(2)	Closing Level of the Index on any Review Date	Percentage Appreciation/Depreciation on any Review Date	Total Return for any Review Date

990.00	80.00%	N/A	N/A	990.00	80.00%	10.00%
907.50	65.00%	N/A	N/A	907.50	65.00%	10.00%
825.00	50.00%	N/A	N/A	825.00	50.00%	10.00%
770.00	40.00%	N/A	N/A	770.00	40.00%	10.00%
825.00	50.00%	N/A	N/A	825.00	50.00%	10.00%
715.00	30.00%	N/A	N/A	715.00	30.00%	10.00%
660.00	20.00%	N/A	N/A	660.00	20.00%	10.00%
605.00	10.00%	N/A	N/A	605.00	10.00%	10.00%
599.50	9.00%	9.00%	9.00%	599.50	9.00%	N/A
577.50	5.00%	5.00%	5.00%	577.50	5.00%	N/A
561.00	2.00%	2.00%	2.00%	561.00	2.00%	N/A
555.50	1.00%	2.00%	1.00%	555.50	1.00%	N/A
550.00	0.00%	2.00%	0.00%	550.00	0.00%	N/A
522.50	-5.00%	2.00%	-5.00%	522.50	-5.00%	N/A
495.00	-10.00%	2.00%	-10.00%	495.00	-10.00%	N/A
467.50	-15.00%	2.00%	-15.00%	467.50	-15.00%	N/A
456.50	-17.00%	2.00%	-17.00%	456.50	-17.00%	N/A
451.00	-18.00%	N/A	-18.00%	451.00	-18.00%	N/A
440.00	-20.00%	N/A	-20.00%	440.00	-20.00%	N/A
385.00	-30.00%	N/A	-30.00%	385.00	-30.00%	N/A
330.00	-40.00%	N/A	-40.00%	330.00	-40.00%	N/A
275.00	-50.00%	N/A	-50.00%	275.00	-50.00%	N/A
220.00	-60.00%	N/A	-60.00%	220.00	-60.00%	N/A
165.00	-70.00%	N/A	-70.00%	165.00	-70.00%	N/A
110.00	-80.00%	N/A	-80.00%	110.00	-80.00%	N/A
55.00	-90.00%	N/A	-90.00%	55.00	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

(1)	The closing level of the Index has not declined, as compared to the Initial Index Level, by 18% or more on any trading day during the Monitoring Period.
(2)	The closing level of the Index has declined, as compared to the Initial Index Level, by 18% or more on any trading day during the Monitoring Period.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 550 to a closing level of 660 on a Review Date. Because the closing level of the Index on a Review Date of 660 is greater than the Call Level of 605, the notes are automatically called, and the investor receives a single payment of $1,100 per $1,000 principal amount note.

Example 2: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 550 to an Ending Index Level of 555.50. Because a Knock-Out Event has not occurred and the Index Return of 1% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount note.

Example 3: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 550 to an Ending Index Level of 467.50. Because a Knock-Out Event has not occurred, even though the Index Return of -15% is less than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,020 per $1,000 principal amount note.

Example 4: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 550 to an Ending Index Level of 577.50. Because a Knock-Out Event has not occurred and the Index Return of 5% is greater than the Contingent Minimum Return of 2.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 5: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 550 to an Ending Index Level of 495. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 6: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 550 to an Ending Index Level of 555.50. Because a Knock-Out Event has occurred and the Index Return is 1%, the investor receives a payment at maturity of $1,010 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 1%) = $1,010

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the notes are not automatically called, the notes provide the opportunity to participate in the appreciation of the Index at maturity. If the notes are not automatically called and a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 2.00%, or a minimum payment at maturity of $1,020 for every $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the notes are not automatically called and the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return. However, the return on your investment, whether at maturity or upon an automatic call, will not exceed 10.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over nine months, the notes will be called before maturity if the closing level of the Index is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 plus $1,000 x the Call Premium of 10.00%, which represents the maximum gain on the notes.
  DIVERSIFICATION OF THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 171-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 171-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Russell 2000® Index	TS-2

U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 171-A-I dated July 29, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the closing level of the Index has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 18% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 18% will terminate. Under these circumstances, you could lose up to 100% of your investment.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 2.00% MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount, you will not be entitled to receive the Contingent Minimum Return of 2.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CALL PREMIUM — Because the Call Level is equal to 110% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 10.00% regardless of the appreciation in the Index, which may be significant. Accordingly, if the notes are not automatically called, because the payment at maturity will reflect the performance of the Index (subject to the Contingent Minimum Return), the return on your investment at maturity will always be less than 10.00%. Because the closing level of the Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 18%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the closing level of the Index is less than the Initial Index Level by less than the Knock-Out Buffer Amount of 18%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Russell 2000® Index	TS-3

  REINVESTMENT RISK — If your notes are called early, the term of the notes may be reduced to as short as one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.
  RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the notes are subject to an automatic early redemption;
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly historical closing level of the Index from January 2, 2004 through July 24, 2009. The closing level of the Index on July 29, 2009 was 557.80. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period, any Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-72 of the accompanying product supplement no. 171-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $7.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Russell 2000® Index	TS-5